SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

VENDINGDATA CORPORATION
(Name of Issuer)

COMMON STOCK, $0.001 par value per share
(Title of Class of Securities)

92261Q202
(CUSIP Number)

Daniel K. Donahue
1900 Main Street Suite 600
Irvine, California 92614
(949) 253-0900
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 28, 2006
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92261Q202
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark R. Newburg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,292,252 common shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 233,666 common shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,292,252 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON IN

The number of shares beneficially owned by the Reporting Person includes 233,666 shares that may be acquired within 60 days of the date of this report upon the exercise of options held by the Reporting Person. The calculation of the foregoing percentage is based on 27,015,627 shares of VendingData Corporation common stock outstanding as of July 31, 2006.

INTRODUCTORY NOTE

Item 1. Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.001 par value per share, of VendingData Corporation, a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 6830 Spencer Street, Las Vegas, NV 89119.

Item 2. Identity and Background.

(a) The name of the person filing this statement is Mark R. Newburg, hereinafter sometimes referred to as the “Reporting Person.”

(b) The principal business address and the principal office of the Reporting Person is: 6830 Spencer Street, Las Vegas, NV 89119.

(c) Mr. Newburg’s principal occupation or employment is as director, President and Chief Executive Officer of VendingData Corporation, with a principal business address at 6830 Spencer Street, Las Vegas, NV 89119.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Person acquired a beneficial interest in 2,058,586 shares of common stock of the Issuer by virtue of being granted sole voting power over such securities as Trustee pursuant to a Voting Trust Agreement dated August 28, 2006. The Reporting Person did not purchase these securities and his only interest in such securities is the right to vote such securities.

Item 4.  Purpose of Transaction.

The Reporting Person acquired the shares of the Issuer’s common stock beneficially held by him solely for the purpose of exercising voting rights of such shares, in connection with the Agreement described in Item 3.

The Reporting Person may, directly or indirectly, acquire additional shares of Common Stock from time to time in open market or private transactions and may also determine to dispose of some or all of his beneficial holdings of Common Stock. The Reporting Person may increase or decrease his beneficial holdings of Common Stock on such terms and at such times as he may decide, subject to any applicable securities law restrictions.

Except as described in this Item 4 and in his role as a director and executive officer of the Issuer, the Reporting Person has no plans or proposals that would result in any of the transactions described in items (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) See Rows 11 and 13 of the Cover Page.

(b) See Rows 7 through 10 of the Cover Page.

(c) The Reporting Person has not effected any transactions in the common stock of the Issuer during the past 60 days, except as reported in Item 3.

(d) To the best knowledge of the Reporting Person, Triage Capital LF Group, LLC, Triage Offshore Fund, Ltd., Triage Capital Management B, L.P., Periscope Partners, LP, and Leonid Frenkel (collectively, the “Triage Entities”) as a group, have the right to receive, or the power to direct the receipt of cash dividends from, or the proceeds from the sale of, 2,058,586 of the shares of Common Stock reported in Item 5(a).

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person is a party to a Voting Trust Agreement with the Triage Entities pursuant to which the Triage Entities granted a proxy to the Reporting Person to vote 2,058,586 shares of the Issuer’s common stock held by the Triage Entities with respect to all matters submitted to the Issuer’s stockholders.

Item 7.  Materials to be Filed as Exhibits.

Voting Trust Agreement, dated August 28, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REPORTING PERSON:

Date: October 9, 2006	By: /s/ Mark R. Newburg
Name: Mark R. Newburg

Exhibit 7.1

VOTING TRUST AGREEMENT

AGREEMENT, dated August 17, 2006, by and among Triage Capital LF Group, LLC, a Delaware limited liability company; Triage Offshore Fund, Ltd., a Cayman Islands corporation; Triage Capital Management, L.P., a Delaware limited partnership; Triage Capital Management B, L.P., a Delaware limited partnership; Periscope Partners, LP, a Delaware limited partnership; and Leonid Frenkel, an individual U.S. citizen, domiciled in Pennsylvania (collectively the "Triage Entities"); and Mark Newburg (the "Trustee"), an individual U.S. citizen, domiciled in Nevada.

WHEREAS, the Triage Entities, through various common stock and warrants to purchase common stock, own and/or control either directly or beneficially 2,058,586 shares or approximately 7.62% of common stock (the "Common Stock") of VendingData Corporation ("VendingData"), a Nevada corporation; and

WHEREAS, the Triage Entities are interested in maintaining their holdings of VendingData solely as an investment for the benefit of their various shareholders and/or partners and have no interest in exercising any influence or control over the operations of VendingData; and

WHEREAS, the Triage Entities deem it in their best interests, as well as in the best interests of VendingData, to (a) agree to enter into a separate custodial agreement with VendingData (the "Custodian") pursuant to which the Triage Entities would deposit in an account with the Custodian Common Stock and Warrants to purchase common stock, totaling in the aggregate 2,058,586 shares of Common Stock, which represent the entire holdings of the Triage Entities in VendingData, and any other shares of Common Stock that may be issued in respect of the shares, whether by way of a dividend, stock split, recapitalization, reclassification, exchange of shares, liquidation or otherwise of the stock of VendingData hereinafter acquired by any of the Triage Entities (collectively, the "Shares") and (b) to vest in the Trustee, subject to the terms below, the power to vote the Shares;

NOW, THEREFORE, in consideration of the premises, of the mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, it is agreed by and among the Triage Entities and the Trustee as follows:

(1) For the duration of this Agreement, the Trustee shall have the sole, exclusive, absolute, and unqualified power to (i) vote the Shares with full discretion as to how to vote such Shares as Trustee deems proper on all matters which may be submitted to stockholders of VendingData whether at an annual or special meeting of stockholders (and whether or not adjourned or postponed) and (ii) execute stockholders' consents at every annual and special meeting of the stockholders of VendingData and in any and all proceedings wherein the vote or consent of such stockholders may be required or authorized and to vote upon any and all questions arising therein. The Triage Entities hereby revoke all other proxies and powers of attorney with respect to the Shares which may have been appointed or granted.

(2) The Trustee hereby accepts the trust created, and covenants and agrees faithfully and diligently to perform the covenants and agreements contained herein.

(3) Promptly following the execution of this Agreement, the Triage Entities agree to enter into a separate custodial agreement with the Custodian pursuant to which the Triage Entities would deposit the Shares in a fiduciary account held by the Custodian who shall act as custodian and hold the shares for the term of this Agreement, subject to terms mutually agreed upon by the Triage Entities and the Custodian, provided that such terms are not inconsistent with the purpose, intent and terms of this Agreement.

(4) Each of the Triage Entities shall be entitled to receive and disburse in its sole discretion any and all dividends declared on the Shares that are not in the form of Common Stock and, if the same be paid to Trustee, such dividends shall be promptly disbursed by the Trustee to the Triage Entities forthwith. The Trustee shall be entitled to receive dividends paid in-kind on the Shares, or any distributions made in the form of shares of capital stock of VendingData, which shall be held by the Custodian and shall be subject to the terms set forth in this Agreement. This Agreement does not confer any benefits of ownership of the Shares, other than the voting rights described in paragraph 1above, on the Trustee.

(5) The Triage Entities hereby represent, warrant and covenant as follows (which representations, warranties and covenants shall survive the execution of this Agreement): the Triage Entities have all necessary right, power, authority and capacity to execute and deliver this Agreement, to perform the obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Triage Entities and constitutes the legal, valid and binding obligation of the Triage Entities, enforceable in accordance with its terms, subject to applicable bankruptcy, reorganization, insolvency, moratorium or other similar laws affecting the enforcement of creditors' rights generally and general principles of equity.

(6) Trustee hereby agrees and understands that (i) this Agreement does not in any manner restrict or prohibit the Triage Entities from the sale, exercise of warrants to purchase shares or transfer of the Shares, and to instruct or direct Custodian to sell, transfer, exercise or deliver any of the shares at any time (ii) this Agreement and the proxy granted hereunder shall affect the Shares for only so long as such Shares are beneficially owned by the Triage Entities, and (iii) that the proxy and other rights granted hereunder will lapse with respect to any Shares transferred upon transfer of such Shares.

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(7) This Agreement and the voting trust hereby created shall terminate and be of no further force or effect upon ten (10) calendar days written notice by any of the parties hereto.

(8) The Triage Entities agree that within ten (10) calendar days following the termination of this Agreement to notify the gaming authorities of each of the states or provinces listed on Schedule A hereto.

(9) This Agreement may be amended in writing by mutual agreement of the parties hereto.

(10) The Trustee shall not assume any responsibility or incur any liability as stockholder, trustee or otherwise, or by reason of any error of judgment or mistake of law or other mistake, or for any action taken or omitted thereunder or believed by him to be in accordance with the provisions and intentions thereof, or otherwise, except for his own gross negligence or willful misconduct. The Triage Entities shall indemnify the Trustee from and against any actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, amounts paid in settlement, liabilities, obligations, taxes, liens, losses, expenses and fees, including court costs and reasonable attorneys' fees and expenses the Trustee may suffer resulting from, arising out of, relating to, in the nature of, or caused by such breach, except if primarily the result of the gross negligence or willful misconduct of the Trustee.

(11) This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada applicable to contracts made and to be performed entirely within such State, without giving effect to the choice of laws provisions thereof. Any claims or litigation arising out of or relating to this Agreement or any of the transactions contemplated hereby shall be brought exclusively in the Federal or State courts of Nevada and the parties consent to the jurisdiction therein.

(12) This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties.

(13) This Agreement constitutes the entire understanding of the parties hereto and supersedes all prior agreement or understanding, both written and oral, with respect to the subject matter hereof among the parties.

(14) In the event that any part or parts of this Agreement shall be held illegal and unenforceable by any court or administrative body of competent jurisdiction, such determination shall not affect the remaining provisions of this Agreement which shall remain in full force and effect.

(15) The Trustee hereby agrees that he will not assert against the limited partners, shareholders and individuals of any of the Triage Entities any claim he may have under this Agreement by reason of any failure by any of the Triage Entities to meet its obligations hereunder.

(16) This Agreement may be executed in two or more counterparts, each of which shall be deemed an original.

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(17) The parties will execute and deliver all such further documents and instruments and take all such further action as may be necessary in order to consummate the transactions and purposes contemplated herein.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed and delivered as of the date first above written.

TRIAGE CAPITAL LF GROUP, LLC

By: /s/ Leonid Frenkel
LEON FRENKEL
SENIOR MANAGER

TRIAGE OFFSHORE FUND,

By: /s/ Leonid Frenkel
LEON FRENKEL
SENIOR MANAGER

TRIAGE CAPITAL MANAGEMENT, L.P.

By: /s/ Leonid Frenkel
LEON FRENKEL
SENIOR MANAGER

TRIAGE CAPITAL MANAGEMENT B, L.P.

By: /s/ Leonid Frenkel
LEON FRENKEL
SENIOR MANAGER

PERISCOPE PARTNERS, LP

By: /s/ Leonid Frenkel LEON FRENKEL, General Partner

/s/ Leonid Frenkel
LEONID FRENKEL

TRUSTEE:

/s/ Mark Newburg 8/28/06
MARK NEWBURG

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SCHEDULE A

1. British Columbia
2. Indiana
3. Iowa
4. Illinois
5. Washington
6. Ontario
7. Manitoba
8. Alberta
9. Mississippi
10. New Jersey
11. Arizona
12. Wisconsin
13. Nevada
14. Connecticut

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